UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person

       Davis                   Jerry                   Wayne

       (Last)                 (First)                  (Middle)

       9500 Amberglen

       (Street)

        Austin                 Texas                    78729

       (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

       NetSolve, Incorporated (NTSL)

  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

       4.   Statement for Month/Year

              05/02

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person to Issuer (Check all applicable)

  [  ]  Director                                [   ]  10% Owner

  [X]  Officer (give title below)     [   ]  Other (specify below)

  Vice President- Development

  Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person

    [   ]  Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (mm/dd/yr)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
		Code	V	Amount	(A) or (D)	Price
Common	05/07/02	S		125	D	$6.65		D
Common	05/07/02	S		200	D	$6.66		D
Common	05/07/02	S		100	D	$6.70		D
Common	05/07/02	S		100	D	$6.72		D
Common	05/07/02	S		100	D	$6.75		D
Common	05/07/02	S		100	D	$6.80		D
Common	05/07/02	S		100	D	$6.90		D
Common	05/07/02	S		100	D	$6.91		D
Common	05/07/02	S		100	D	$6.92		D
Common	05/07/02	S		200	D	$6.97		D
Common	05/07/02	S		100	D	$7.00		D
Common	05/07/02	S		200	D	$7.16	-0-	D

(Form 4 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
1. Title of Derivative Security (Instr 3)	2. Con-version or Exercise Price of Derivative Securi-ty	3. Transaction Date M/D/Y	4. Transaction Code (Instr 8)		5. Num-ber of Derivative Securities Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Nature of Indirect BeneficialOwnership (Inst 4)
			Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$2.80	N/A	N/A			N/A	4/22/98	4/22/08	Common Stock
15,000
												15,000	D
Employee Stock Option (right to buy)	$7.50	N/A	N/A			N/A	7/21/98	7/21/08	Common Stock	10,000		10,000	D
EmployeeStock Option (right to buy)	$19.125	N/A	N/A			N/A	10/21/99	10/21/09	Common Stock	10,000		10,000	D
EmployeeStock Option (right to buy)	$30.25	N/A	N/A			N/A	7/11/00	7/11/10	Common Stock	50,000		50,000	D
EmployeeStock Option (right to buy)	$5.875	N/A	N/A			N/A	10/10/00	10/10/10	Common Stock	40,000		40,000	D
Employee Stock Option (right to buy)
$11.79
		N/A	N/A			N/A
10/17/01
								10/17/11	Common Stock	25,000		25,000	D
											TOTAL	150,000

Explanation of Responses:

/s/ Cristina Corbo Jennings                                                                   07/12/02

-----------------------------------------------------                                             -----------

**By: Cristina Corbo Jennings, Attorney-in-Fact                                      Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.